Room 4561

      December 29, 2005


Robert B. Turner
Merchandise Creations, Inc.
4704 Towne Square Drive, #2626
Plano, TX 75024

      RE:	Merchandise Creations, Inc.
   Amendment No. 4 to Registration Statement on Form SB-2
   Filed December 9, 2005
   File No. 333-124460

Dear Mr. Turner:

      We have reviewed your amended filing and responses to the comments in our letter dated November 4, 2005 and have the following additional comments.

General
1. We refer you to comment 1 of our letter dated November 4, 2005. While we note you have provided a copy of all correspondence concerning prior amendments, please supplementally list any changes made from your first and second amendments that were not illustrated in the mailed version (or were illustrated in the mailed version but not made to the EDGAR version) or confirm that all changes were properly illustrated.
2. While we note your response to comment 5 of our letter dated November 4, 2005 indicating that no shares have been "blue skied" to date, but that certain exemptions from registration or qualification may be available, please revise your "Summary Information," "Plan of
Distribution" and "Risk Factors" sections to disclose the specific states in which sales of Merchandise Creations common stock may be made. Further, please revise your prospectus front cover to indicate that resale transactions may not take place in certain states due to the absence of registration or applicable exemptions. Finally, please revise your risk factor disclosure to discuss any difficulties investors may have in engaging broker-dealers due to the absence of registration or applicable exemptions in certain states.





Description of Business

Business Development and Summary, page 15
3. Please revise to disclose any material terms of the Alverson agreement that have been altered due to the expiration of the written agreement or indicate that there are no material differences between the terms of the expired written agreement and the current verbal agreement under which you are operating.

Management`s Discussion and Plan of Operation, page 17
4. We note from your financial statements that the company generated no revenues during the quarter ended September 30, 2005. Please revise here and in the "Summary" section to prominently disclose this fact and to describe the underlying causes for this lack of revenues.

* * * * *

      You may contact Terence O`Brien, Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Sara Kalin at (202) 551-
3454.  If you need further assistance, you may call me at (202)
551-
3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director




cc:	Via Facsimile
      Wendy E. Miller, Esq.
	2549B Eastbluff Drive #437
	Newport Beach, California 92660
	Telephone: (702) 265-5680
	Facsimile:  (949) 625-8885

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Robert B. Turner
Merchandise Creations, Inc.
December 29, 2005
Page 1